[Letterhead of Orrick, Herrington & Sutcliffe LLP]

March 29, 2019

By Hand

Ms. Katherine W. Hsu

Chief, Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3628

Washington, D.C. 20549-3628

Re:	American Express Issuance Trust II
American Express Receivables Financing Corporation VIII LLC
Registration Statement on Form SF-3
Filed February 1, 2019
Response to SEC Comment Letter dated February 27, 2019
File Nos. 333-229493 and 333-229493-01

Dear Ms. Hsu:

On behalf of American Express Receivables Financing Corporation VIII LLC (“RFC VIII”), as depositor (the “Depositor”) to the American Express Issuance Trust II (the “Trust” or the “Issuing Entity”), this letter responds to your letter, dated February 27, 2019, providing comments to the Registration Statement on Form SF-3 (the “Registration Statement”) submitted on February 1, 2019 by the Depositor and the Issuing Entity. The Depositor, American Express National Bank (“AENB”), as originator, and American Express Travel Related Services Company, Inc. (“TRS”), as sponsor and servicer of the Trust, are collectively referred to herein as “American Express.”

For your convenience, each of your comments has been reproduced below, followed by our response. Enclosed with this letter is Amendment No. 1 to the Registration Statement on Form SF-3 (“Amendment No. 1”), dated March 29, 2019, marked to show all changes to the Registration Statement. All capitalized terms defined in Amendment No. 1 and used in the following responses without definition have the meanings specified in Amendment No. 1. Unless otherwise specified, page numbers used in the responses below refer to pages in the enclosed marked copy of Amendment No. 1.

Ms. Katherine W. Hsu

March 29, 2019

Registration Statement on Form SF-3

Form of Prospectus

Asset Representations Review—Other Matters Relating to the Asset Representations Reviewer, page 129

Comment 1:

We note that your form of prospectus describes the manner, but not the amount, in which the asset representations reviewer is compensated. Please revise your disclosure to include the amounts payable to the asset representations reviewer pursuant to the asset representations review agreement. Refer to Item 1109(b)(4) of Regulation AB.

Response:

American Express confirms that the fees payable to the asset representations reviewer have been, and will continue to be, paid outside of the transaction waterfall directly or indirectly by RFC VIII, as is disclosed in the Registration Statement and in accordance with the Amended and Restated Asset Representation Review Agreement (the “ARR Agreement”), and that such fees have not been, and will not be, paid from the cash flows from the pool assets or by the Trust. The ARR Agreement, previously filed on Form 8-K, is incorporated by reference into the Registration Statement as Exhibit 10.1. If the ARR Agreement were to be amended in the future to provide for the payment of the fees payable to the asset representations reviewer out of the transaction waterfall, American Express would file such amendment with the Commission and include disclosure, consistent with market practice, pursuant to Item 1109(b)(4) as well as Item 1113(c), which requires separate tabular disclosure of transaction fees and expenses, but solely to the extent they are “to be paid or payable out of the cash flows from the pool assets.”

Item 14. Exhibits.

Comment 2:

We note that your exhibit list indicates that confidential information has been omitted from Exhibits 4.11.11 and 4.11.12. It appears that these exhibits have been filed in full without redactions. If true, please delete the notations to Exhibits 4.11.11 and 4.11.12 or advise.

Response:	In response to Comment 2, American Express has deleted the notations to Exhibits 4.11.11 and 4.11.12 as such exhibits were filed in full without redactions.

Ms. Katherine W. Hsu

March 29, 2019

If you have any questions or comments concerning this response, please do not hesitate to contact me at (212) 506-5077 or my partner, Robert Moyle, at (212) 506-5189.

Sincerely,

/s/ Alan M. Knoll

Alan M. Knoll

Enclosures

cc:	Rolaine S. Bancroft, Securities and Exchange Commission
Benjamin Meeks, Securities and Exchange Commission
Laureen E. Seeger, American Express Company
David A. Kanarek, American Express Company
David J. Hoberman, American Express Company
Robert B. Moyle, Orrick, Herrington & Sutcliffe LLP
S. Chris Min, Orrick, Herrington & Sutcliffe LLP

3